Exhibit 99.3

Notice of Annual Meeting of Shareholders and of Availability of Proxy Materials

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held at the Saint James’s Club, in the Saint-Denis Room, at 1145 Union Avenue, Montréal, Québec, H3B 3C2, on Wednesday, September 18, 2019 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

ITEMS OF BUSINESS	FOR MORE DETAILS, PLEASE REFER TO
1 Receiving the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2019 and the auditors’ report thereon (the “Annual Financial Statements”);	Section entitled “Business of the Meeting – Financial Statements” of the management information circular dated July 22, 2019 (the “Information Circular”)

2 Electing the directors of the Company;	Sections entitled “Business of the Meeting – Election of Directors” and “Nominees for Election to the Board” of the Information Circular

3 Appointing the auditors for the year ending March 31, 2020 and authorizing the Board of Directors to fix their remuneration; and	Section entitled “Business of the Meeting – Appointment of Auditors” of the Information Circular

4 Considering such other business that may properly come before the Meeting or any adjournment or postponement thereof.	Section entitled “Business of the Meeting – Other Business” of the Information Circular

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms an integral part of this notice. The Board of Directors has fixed July 22, 2019 as the record date for the determination of the shareholders entitled to receive notice of the Meeting and vote at the Meeting.

Notice-and-Access

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver the Information Circular prepared in connection with the Meeting as well as the Annual Financial Statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of the Information Circular and the Annual Financial Statements, these are posted online for the Company’s shareholders to access them, which reduces mailing costs and printing, and is more environmentally friendly. Shareholders will therefore receive in the mail (i) this notice, which explains how to access the Information Circular and the Annual Financial Statements electronically and how to request paper copies, and (ii) a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders), with instructions on how to vote their shares.

How to Access the Information Circular and Annual Financial Statements

The Information Circular and Annual Financial Statements and other relevant meeting materials are available on our website at investors.alithya.com, on the website of our transfer agent, AST Trust Company (Canada) (“AST”), at www.meetingdocuments.com/astca/ALYA, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Request Paper Copies of the Information Circular and Annual Financial Statements

Shareholders may request paper copies of the Information Circular and Annual Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR and EDGAR.

BEFORE THE MEETING

Before the Meeting, shareholders may request paper copies of the Information Circular and Annual Financial Statements at any time on the website of AST at www.meetingdocuments.com/astca/ALYA or by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or +1-416-682-3801 (other countries). The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request.

To ensure receipt of paper copies of the Information Circular in advance of the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 16, 2019, requests must be received by no later than 10:00 a.m. (Eastern Daylight Time) on September 4, 2019.

Shareholders who request paper copies of the Information Circular and Annual Financial Statements will not receive a new form of proxy or voting instruction form, and should therefore keep the original form sent to them in order to vote their shares.

AFTER THE MEETING

After the Meeting, requests for paper copies of the Information Circular and Annual Financial Statements may be made by email at investorrelations@alithya.com or as follows:

Investor Relations

Alithya Group inc.

700 De La Gauchetière Street West

Suite 2400

Montréal, Québec, H3B 5M2

Tel. : 1-844-985-5552

The Information Circular and Annual Financial Statements, as applicable, will be sent within ten business days of receipt of the request.

Voting

Shareholders may vote their shares by mail, phone, internet, fax or email, as applicable. Proxy instructions must be received by AST before 10:00 a.m. (Eastern Daylight Time) on September 16, 2019 (or if the Meeting is adjourned or postponed, by no later than 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting). The Company reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. Shareholders are referred to the instructions set forth on their form of proxy or voting instruction form on how to vote using these methods. Shareholders may also vote in person by following the instructions in the section of the Information Circular entitled “How to Vote”.

Questions

For any question about “Notice-and-Access” or for assistance in completing a form of proxy or voting instruction form, shareholders may contact AST by phone at 1-800-387-0825 or by email at inquiries@astfinancial.com (if they are a registered shareholder or non-registered shareholder who is a non-objecting beneficial owner), or Broadridge Financial Solutions, Inc. at 1-855-887-2244 (if they are a non-registered shareholder who is an objecting beneficial owner).

Montréal, Québec

July 22, 2019

By Order of the Board of Directors,

/s/ Nathalie Forcier

Nathalie Forcier

Chief Legal Officer and Corporate Secretary